UNITED STATES BANKRUPTCY COURT
DISTRICT OF DELAWARE

In re: Sierra Touch America, LLC

Case No.   03-11920 (KJC)
Reporting Period: June 20, 2003 - July 31, 2003

MONTHLY OPERATING REPORT
File with Court and submit copy to United States Trustee within 20 days after end of month

Submit copy of report to any official committee appointed in the case.

REQUIRED DOCUMENTS	Form No.	Document Attached	Explanation Attached
Schedule of Cash Receipts and Disbursements	MOR-1	X	
Bank Reconciliation (or copies of debtor's bank reconciliations)	MOR-1 (CON'T)	X	
Copies of bank statements		X	
Cash disbursements journals			
Statement of Operations	MOR-2	X	
Balance Sheet	MOR-3	X	
Status of Postpetition Taxes	MOR-4	X	
Copies of IRS Form 6123 or payment receipt			
Copies of tax returns filed during reporting period			
Summary of Unpaid Postpetition Debts	MOR-4	X	
Listing of aged accounts payable			
Accounts Receivable Reconciliation and Aging	MOR-5	X	
Debtor Questionnaire	MOR-5	X	

I declare under penalty of perjury (28 U.S.C. Section 1746) that this report and the attached documents
are true and correct to the best of my knowledge and belief.

_____
Signature of Debtor   Date

_____
Signature of Joint Debtor   Date

/s/ J. P. Pederson   August 27, 2003
Signature of Authorized Individual*   Date

J. P. Pederson   Vice Chairman and CFO
Printed Name of Authorized Individual   Title of Authorized Individual

*Authorized individual must be an officer, director or shareholder if debtor is a corporation; a partner if debtor
is a partnership; a manager or member if debtor is a limited liability company.

FORM MOR
(9/99)

In re:Sierra Touch America, LLC   Case No. 03-11920 (KJC)
       Debtor   Reporting Period: 06/19/03 thru 07/31/03

SCHEDULE OF CASH RECEIPTS AND DISBURSEMENTS

Amounts reported should be per the debtor's books, not the bank statement. The beginning cash should be the ending cash from the prior month or, if this is the first report, the amount should be the balance on the date the petition was filed. The amounts reported in the "CURRENT MONTH - ACTUAL" column must equal the sum of the four bank account columns. The amounts reported in the "PROJECTED" columns should be taken from the SMALL BUSINESS INITIAL REPORT (FORM IR-1) . Attach copies of the bank statements and the cash disbursements journal. The total disbursements listed in the disbursements journal must equal the total disbursements reported on this page. A bank reconciliation must be attached for each account. [See MOR-1 (CON'T)]

	BANK ACCOUNTS				CURRENT MONTH		CUMULATIVE FILING TO DATE	
	General				ACTUAL	PROJECTED	ACTUAL	PROJECTED
CASH BEGINNING OF MONTH	660.58				660.58		660.58	
RECEIPTS								
CASH SALES								
ACCOUNTS RECEIVABLE								
LOANS AND ADVANCES								
SALE OF ASSETS								
OTHER (ATTACH LIST)								
TRANSFERS (FROM DIP ACCTS)								
TRANSER FROM GENERAL								
TOTAL RECEIPTS	0	0			0		0	
DISBURSEMENTS								
NET PAYROLL								
PAYROLL TAXES								
SALES, USE, & OTHER TAXES								
INVENTORY PURCHASES								
SECURED/ RENTAL/ LEASES								
INSURANCE								
ADMINISTRATIVE	36.02				36.02		36.02	
SELLING								
OTHER (ATTACH LIST)								
OWNER DRAW *								
TRANSFERS	624.56				624.56		624.56	
PROFESSIONAL FEES								
U.S. TRUSTEE QUARTERLY FEES								
COURT COSTS								
TOTAL DISBURSEMENTS	660.58	0.00			660.58		660.58	
NET CASH FLOW	-660.58	0.00			-660.58		-660.58	
(RECEIPTS LESS DISBURSEMENTS)								
CASH - END OF MONTH	0.00	0.00			0.00		0.00	

* COMPENSATION TO SOLE PROPRIETORS FOR SERVICES RENDERED TO BANKRUPTCY ESTATE

THE FOLLOWING SECTION MUST BE COMPLETED

DISBURSEMENTS FOR CALCULATING U.S. TRUSTEE QUARTERLY FEES: (FROM CURRENT MONTH ACTUAL COLUMN)	
TOTAL DISBURSEMENTS	660.58
LESS: TRANSFERS TO DEBTOR IN POSSESSION ACCOUNTS	$
PLUS: ESTATE DISBURSEMENTS MADE BY OUTSIDE SOURCES (i.e. from escrow accounts)	$
TOTAL DISBURSEMENTS FOR CALCULATING U.S. TRUSTEE QUARTERLY FEES	660.58

FORM MOR-1
(9/99)

In re:Sierra Touch America, LLC
Debtor

Case No. 03-11920 (KJC)
Reporting Period: 06/19/03 thru 07/31/03

BANK RECONCILIATIONS

Continuation Sheet for MOR-1

A bank reconciliation must be included for each bank account. The debtor's bank reconciliation may be substituted for this page.

	Operating #	Payroll #	Tax #	Other #
BALANCE PER BOOKS	0			
BANK BALANCE	0			
(+) DEPOSITS IN TRANSIT (ATTACH LIST)	0			
(-) OUTSTANDING CHECKS (ATTACH LIST)	0			
OTHER (ATTACH EXPLANATION)	0			
ADJUSTED BANK BALANCE *	0			
* Adjusted bank balance must equal balance per books				

DEPOSITS IN TRANSIT	Date	Amount	Date	Amount	Date	Amount	Date	Amount

CHECKS OUTSTANDING	Ck. #	Amount	Ch. #	Amount	Ck. #	Amount	Ck. #	Amount

OTHER

In re: Sierra Touch A **Case No.** **03-11920 (KJC)**
Reporting Period **June 20, 2003 - July 31, 2003**

STATEMENT OF OPERATIONS
(Income Statement)

The Statement of Operations is to be prepared on an accrual basis. The accrual basis of accounting recognizes revenue when it is realized and expenses when they are incurred, regardless of when cash is actually received or paid.

REVENUES	Month	Cumulative Filing to Date
Gross Revenues	$	$
Less: Returns and Allowances		
Net Revenue	0	0
COST OF GOODS SOLD		
Beginning Inventory		
Add: Purchases		
Add: Cost of Labor		
Add: Other Costs (attach schedule)		
Less: Ending Inventory		
Cost of Goods Sold		
Gross Profit		
OPERATING EXPENSES		
Advertising		
Auto and Truck Expense		
Bad Debts		
Contributions		
Employee Benefits Programs		
Insider Compensation*		
Insurance		
Management Fees/Bonuses		
Office Expense	36.02	36.02
Pension & Profit-Sharing Plans		
Repairs and Maintenance		
Rent and Lease Expense		
Salaries/Commissions/Fees		
Supplies		
Taxes - Payroll		
Taxes - Real Estate		
Taxes - Other		
Travel and Entertainment		
Utilities		
Other (attach schedule)		
Total Operating Expense	36.02	36.02
Depreciation/Depletion/Amortization		
Net Profit (Loss) Before	-36.02	-36.02
OTHER INCOME AND EXPENSES		
Other Income (attach schedule)		
Interest Expense		
Other Expense (attach schedule)		
Net Profit (Loss) Before	-36.02	-36.02
REORGANIZATION ITEMS		
Professional Fees		
U. S. Trustee Quarterly	500.00	500.00
Interest Earned on Accumulated Cash from Chapter 11 (see continuation sheet)		
Gain (Loss) from Sale of Equipment		
Other Reorganization Expenses (attach schedule)		
Total Reorganization Ex	500.00	500.00
Income Taxes		
Net Profit (Loss)	-536.02	-536.02

*"Insider" is defined in 11 U.S.C. Section 101(31).

FORM MOR-2
(9/99)

In re: Sierra Touch America, LLC Case No. 03-11920 (KJC)
Reporting Perio June 20, 2003 - July 31, 2003

STATEMENT OF OPERATIONS - continuation sheet

BREAKDOWN OF "OTHER" CATEG	Month	Cumulative Filing to Date
Other Costs		
Other Operational Expenses		
Other Income		
Other Expenses		
Other Reorganization Expenses		

Reorganization Items - Interest Earned on Accumulated Cash from Chapter 11:
Interest earned on cash accumulated during the chapter 11 case, which would not have been earned but for the bankruptcy proceeding, should be reported as a reorganization item.

FORM MOR-2 (CON'T)
(9/99)

In re : **Sierra Touch America, LLC.**   **Case No. 03-11920 (KJC)**
                        Debtor   **Reporting Period: July 31, 2003**

BALANCE SHEET

The Balance Sheet is to be completed on an accrual basis only. Pre-petition liabilities must be classified separately from postpetition obligations.

ASSETS	BOOK VALUE AT E T REPORTING	BOOK VALUE ON PETITION DATE
CURRENT ASSETS		
Unrestricted Cash and E	0.00	660.58
Restricted Cash and Cas	0.00	0.00
Accounts Receivable - I	0.00	0.00
Notes Receivable	0.00	0.00
Inventories	0.00	0.00
Prepaid Expenses	0.00	0.00
Professional Retainers	0.00	0.00
Other Current Assets (at	0.00	0.00
TOTAL CURRENT AS	$0.00	$660.58
PROPERTY AND EQUIPMENT		
Real Property and Impro	0.00	0.00
Machinery and Equipme	0.00	0.00
Furniture, Fixtures and (	0.00	0.00
Leasehold Improvement	0.00	0.00
Vehicles	0.00	0.00
Construction work in Pr	33,355,027.20	33,355,027.20
Less Accumulated Depr	0.00	0.00
TOTAL PROPERTY &	$33,355,027.20	$33,355,027.20
OTHER ASSETS		
Loans to Insiders*	0.00	0.00
Other Assets (attach sch	0.00	0.00
TOTAL OTHER ASSE	$0.00	$0.00
TOTAL ASSETS	$33,355,027.20	$33,355,687.78

LIABILITIES AND OWNER	BOOK VALU CURRENT REF	BOOK VALUE ON PETITION DATE
LIABILITIES NOT SUBJECT TO COMPROMISE (Postpetition)		
Accounts Payable	500.00	0.00
Taxes Payable (refer to	0.00	0.00
Wages Payable	0.00	0.00
Notes Payable	0.00	0.00
Rent / Leases - Building	0.00	0.00
Secured Debt / Adequat	0.00	0.00
Professional Fees	0.00	0.00
Amounts Due to Insider	0.00	0.00
Other Postpetition Liabi	0.00	0.00
TOTAL POSTPETITIO	$500.00	$0.00
LIABILITIES SUBJECT TO COMPROMISE (Pre-Petition)		
Secured Debt	7,865,460.00	7,865,460.00
Priority Debt	0.00	0.00
Unsecured Debt	6,909,422.65	6,909,422.65
Unsecured Debt - Interc	15,359,491.03	15,360,115.59
Unsecured Debt **(B)**	3,304,558.85	3,304,558.85
TOTAL PRE-PETITION	$33,438,932.53	$33,439,557.09
TOTAL LIABILITIES	$33,439,432.53	$33,439,557.09
OWNER EQUITY		
Capital Stock	0.00	0.00
Additional Paid-In Capi	0.00	0.00
Partners' Capital Accou	0.00	0.00
Member's Equity Accou	5,361,587.55	5,361,587.55
Member's Contributions	70,876,236.23	70,876,236.23
Member's Distributions	0.00	0.00
Retained Earnings - Pre	-76,321,693.09	-76,321,693.09
Retained Earnings - Pos	-536.02	0.00
Adjustments to Owner E	0.00	0.00
Postpetition Contributio	0.00	0.00
NET OWNER EQUITY	($84,405.33)	($83,869.31)
TOTAL LIABILITIES /	$33,355,027.20	$33,355,687.78

FORM MOR-3
(9/99)

*"Insider" is defined in 11 U.S.C. Secti

(A) Bank account closed - cash was transferred to TAI.
(B) Original Bankruptcy Reports as filed, did not include $3,304,558.85 of invoices that are on STA
books which the Debtor believes are not valid and that no amounts will be owed for these invoices

In re : Sierra Touch America, LLC.
Debtor

Case No. 03-11920 (KJC)
Reporting Period: July 31, 2003

BALANCE SHEET - continuation sheet

ASSETS	BOOK VALUE AT END OF CURRENT REPORTING	BOOK VALUE ON PETITION DATE
Other Current Assets		
Other Assets		

LIABILITIES AND OWNER EQUITY	BOOK VALUE AT END OF CURRENT REPORTING	BOOK VALUE ON PETITION DATE
Other Postpetition Liabilities		
Adjustments to Owner Equity		
Postpetition Contributions (Distributions) (Draws)		

Restricted Cash: cash that is restricted for a specific use and not available to fund operations. Typically, restricted cash is segregated into a separate account, such as an escrow account.

In re: Sierra Touch America, LLC | Case No. 03-11920 (KJC)
Reporting | June 20, 2003 - July 31, 2003

STATUS OF POSTPETITION TAXES

The beginning tax liability should be the ending liability from the prior month or, if this is the first report, the amount should be zero.
Attach photocopies of IRS Form 6123 or payment receipt to verify payment or deposit of federal payroll taxes.
Attach photocopies of any tax returns filed during the reporting period.

	Beginning Tax Liability	Amount Withheld or Accrued	Amount Paid	Date Paid	Check No. or EFT	Ending Tax Liability
Federal						
Withholding						
FICA-Employee						
FICA-Employer						
Unemployment						
Income						
Other:___						
Total Federal Taxes	0	0	0	0	0	0
State and Local						
Withholding						
Sales						
Excise						
Unemployment						
Real Property						
Personal Property						
Other:___						
Total State and Local	0	0	0	0	0	0
Total Taxes	0	0	0	0	0	0

SUMMARY OF UNPAID POSTPETITION DEBTS

Attach aged listing of accounts payable.

		Number of Days Past Due				
	Current	0-30	31-60	61-90	Over 90	Total
Accounts Payable - U S	500.00					500.00
Wages Payable						0.00
Taxes Payable						0.00
Rent/Leases-Building						0.00
Rent/Leases-Equipment						0.00
Secured Debt/Adequate Protection Payments						0.00
Professional Fees						0.00
Amounts Due to Insiders*						0.00
Other:___						0.00
Other:___						0.00
Total Postpetition Debt	500.00	0.00	0.00	0.00	0.00	500.00

Explain how and when the Debtor intends to pay any past-due postpetition debts.

*"Insider" is defined in 11 U.S.C. Section 101(31).

FORM MOR-4
(9/99)

In re: Sierra Touch Case No. 03-11920 (KJC)
Reporting Period: June 20, 2003 - July 31, 2003

ACCOUNTS RECEIVABLE RECONCILIATION AND AGING

Accounts Receivable Reconciliation	Amount
Total Accounts Receivable at the beginning of the reporting period	
+ Amounts billed during the period	
- Amounts collected during the period	
Total Accounts Receivable at the end of the reporting period	

Accounts Receivable Aging	Amount
0 - 30 days old	
31 - 60 days old	
61 - 90 days old	
91+ days old	
Total Accounts Receivable	0
Amount considered uncollectible (Bad Debt)	
Accounts Receivable (Net)	0

DEBTOR QUESTIONNAIRE

Must be completed each month	Yes	No
1. Have any assets been sold or transferred outside the norm this reporting period? If yes, provide an explanation below.		X
2. Have any funds been disbursed from any account other th account this reporting period? If yes, provide an explanation below.		X
3. Have all postpetition tax returns been ti below.	X	
4. Are workers compensation, general liab coverages in effect? If no, provide an explanation below.	X	

FORM MOR-5
(9/99)